Exhibit 99.1

David Baazov Announces Disposition of Certain Amaya Common Shares

MONTREAL, March 7, 2017 /CNW/ - David Baazov announced that earlier today he disposed of ownership of seven million (7,000,000) common shares (“Common Shares”) of Amaya Inc. (“Amaya”) through the facilities of the Toronto Stock Exchange, at a price of $19.00 per share for an aggregate amount of $133,000,000, representing approximately 4.8% of the issued and outstanding Common Shares.

After giving effect to this disposition, Mr. Baazov owns 17,605,839 Common Shares, representing approximately 12.1% of the issued and outstanding Common Shares.

Mr. Baazov disposed of the above 7,000,000 Common Shares for investment purposes. Mr. Baazov continues to own Common Shares for investment purposes and may, from time to time, dispose of some or all of the existing securities he owns or will own, or may continue to own his current position depending on market and other conditions and regulatory restrictions or requirements, including, without limitation, through open market transactions, treasury issuances, private agreements or otherwise for investment purposes.

Mr. Baazov will be filing an early warning report in accordance with applicable securities laws, a copy of which will be available under Amaya’s profile on SEDAR at www.sedar.com and may also be obtained by contacting Jonathan Goldbloom, President at JGA Strategic Relations, telephone (514) 750-0887.

Media Inquiries:
Jonathan Goldbloom, President, JGA Strategic Relations
Tel: (514) 750-0887, jonathan.goldbloom@jgoldbloom.ca

SOURCE David Baazov